Exhibit 99.2

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA March 2024

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 2 Disclaimer This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook”, “indicator”, “continue”, “may”, “will”, “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “seek”, “predict”, “estimate”, “approximate”, and “potential,” among others, or the negative version of these words or other comparable words . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements, whether as a result of new information, future developments or otherwise, and if we do update one or more forward - looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC, as such factors may be updated from time to time in our periodic filings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized . The description of the transactions contained herein is only a summary and does not purport to be complete . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . Financial Information The financial information in this presentation is not audited . This presentation also includes certain non - GAAP financial information . A non - GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable International Financial Reporting Standards (“IFRS”) measure . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our IFRS results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 3 Presenters Alessandro Horta Chief Executive Officer (Vinci) Bruno Zaremba Head of Investor Relations & Private Equity Chairman (Vinci) Jaime Martí Chief Executive Officer (Compass)

LatAm is an Attractive and Growing Market for AAMs[1]

Vinci actively looking at LatAm to expand footprint and product offering across the region



US$ **6.3** tn[2]
GDP

+660 mm[2]
Population

~80 %
Banked Population

US$ **2.8** tn
AUM

~32 %
Projected AUM Growth 22-27E

~4 %
AUM Allocation in Alternative Investments

2nd highest growing global region in terms of AUM, with a **CAGR of 6%** in 22-27E


LatAm Expected AUM Growth (US$ tn)
+32%
2.8
3.7
2022
2027E

Source: World Bank, Worldometer, 2022 Brazil Census, PwC Global AWN Research Centre, National Regulators, ANBIMA, Preqin and Newsrun.
Notes: [1] Alternative Asset Managers. [2] Includes Caribbean.

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA
4

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 5 Notes: 1 Considers assets under management and advisory as of December 2023. Shaping LatAm Asset Management Industry Combination with Compass will create a full - service Latin American alternative asset manager Integrated Approach to Latin America Alternative Asset Management The combination between Vinci and Compass creates a leading asset manager in LatAm, with more than U$50bn 1 in AUM Deep N etwork of Relationships with LatAm LPs Gateway to Alternative Asset Management in Latin America Unique Product Offering Outstanding Reputation Establishing a Leading Pan - Regional Platform Cultural Alignment Between Firms Combining with Compass is a natural next step towards Vinci's strategy to expand into a pan - regional platform Compass has +25 years of track record of consistent strong performance and alpha generation Entrepreneurial team with well - established relationships, and strong culture alignment Senior executive p artners with +25 years of experience Deep network of relationships with Latin American LPs Creation of the leading Alternative AM in LatAm with extensive and distribution network to institutional LPs

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 6 Notes: 1 Commercial presence in the United Kingdom. 2 As of December 2023. Compass Developed a Leading and Differentiated Ecosystem in LatAm… ▪ CAGR of 24.0% since 1995 ▪ Compass’ Portfolio is ready to be combined to Vinci ’s segments and boost our main strategies 7 Countries in LatAm plus USA and UK 1 +1,700 Institutional LPs and HWNI clients 20 Executive Partners working together for +15 years +US$37bn in Assets under Management and Advisory 2 +40 Portfolio Managers and Analysts +315 Employees Private Markets IP&S Public Equities Corporate Advisory Regional Network of locally - regulated affiliates +80 Client - facing professionals Investment Bridge: Offering the best Latin American investment solutions to global investors and providing global solutions to Latin American investors

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 7 Fee Related Revenues 1,3 …With a Portfolio That Complements Vinci's Product Offering on an Asset, Funding and Geographic Basis AUM 2,3 Notes: 1 FY2023 Unaudited. 2 Considers assets under management and advisory as of December 2023. 3 Numbers may not add up due to rounding. A sset Management LatAm Global Advisory • Access to world - class managers, brokerage and others on a non - discretionary basis Global Solutions • D iscretionary global investment solutions and asset allocation for Latin American clients Credit • Management of the full spectrum of risk, from investment grade to private credit, including LatAm high yield strategies Public Equities • Management of PanLatAm and country - specific equity funds and mandates for Latin American and global clients IP&S US$ 39 mm US$ 33 bn US$ 26 mm US$ 4 bn

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 8 Combination is Fully Aligned with Vinci’s Strategic Growth Plan 1 Enhance the distribution of Vinci’s products in Latin America through Compass’ unmatched platform 3 Transaction to expand Vinci’s geographic footprint into a true Pan - regional platform 2 Combined AUM of +US$50 bn and strong diversification effect through complementary products and solutions with a broader geographic coverage and funding 1 Mindset and cultural alignment between partners and senior management catalyzing superior execution 4 Immediately accretive to FRE/Share . We see short and medium - term additional accretion from fee related revenues and productivity 5

1 Creating a Leading LatAm Player

Transaction to drive strong diversification of Vinci's platform in product, fee revenues and funding

Vinci Partners & Compass
Per Segment
Dec/2023



US$152mm
Fee Related Revenues[1]
45%
37%
13%
5%
Private Markets
IP&S
Public Equities
Corporate Advisory

Vinci Partners & Compass
Per Distribution Channel
Dec/2023



US$51bn
AUM[2,3]
63%
16%
18%
3%
Institutional
HNWI
Allocators & Distributors
Public Market Vehicles

Combine the expertise of both firms to unleash new opportunities for growth and expansion

Opportunity to leverage cross-selling across different distribution channels, offering a diversified suite of products

Notes: [1] Figures converted from BRL to USD using average FX rate of Q1'23, Q2'23, Q3'23 and Q4'23 of 4.94 . [2] Considers assets under management and advisory as of December 2023. [3] Figures converted from BRL to USD using FX rate of 4.86 as of 31/Dec/2023.

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 9

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 10 62% 26% 9% 3% Local To Local Local To Global Global To Local Global To Regional Building a scaled Pan - regional Investment Platform Notes: 1 As of FY2023. 2 Figures converted from BRL to USD using FX rate of 4.86 as of 31/Dec/2023. Compass’ offices Vinci Partners’ offices C ombination with Compass establishes a unique platform with unparalleled growth and distribution capabilities in the LatAm region 7 Countries in LatAm plus USA +600 Employees 1 Vinci Partners & Compass (Dec/2023) 2 Fee Related Revenues 1

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 11 Consolidating Vinci's Position As The Gateway to Alternative Investments In Latin America +150 Local, Global and Regional Investment Strategies +100 C lient - facing Professionals +2,500 LPs +25 Years Providing Investment Solutions in LatAm 3 Global to Local Vinci to become the premier gateway to alternative asset solutions in Latin America and through its expertise and comprehensive approach, investors gain unparalleled access to diverse investment solutions across the region Local to Global Local to Local Global to Regional

4 Compass' Executive Partners and Senior Management

Name	Position	Years at Compass	Years of Experience
Manuel José Balbontín	Partner, Executive Chairman and Senior Investment Strategist	29	40
Jaime de la Barra Jara	Partner, Executive Vice Chairman and Chief Investment Strategist	29	39
Jaime Martí	Partner and Chief Executive Officer	28	28
Matías Rodríguez	Partner, CFO, COO and Head of Business Development	20	21
Alejandro Castro	Partner and Co-Head of PWM (Mexico)	12	28
Alejandra Figueroa	Chief Technology Officer	18	18
Anabel Vidal	Partner and Head of Wealth Management	17	24
Carla Cano	Country Head Peru and Colombia	7	13
Daniel Navajas, CFA	Partner and Head of Institutional Clients	20	24
Felipe Castro	Partner and Co-Head of PWM (Mexico)	12	38
Fernando Caffa	Partner and Commercial Dir. (Argentina and Uruguay)	13	30
George Kerr	Partner and Country Head (Brasil)	6	24
Iván Ramil	Partner and Country Head (Mexico)	13	19
Jimena Llosa	Partner and Head of Investment Strategies	27	31
Jorge Aguiló	Partner and Head of Asset Manag. Distribution (US)	22	22
Jorge Díaz	Head of US Offshore Intermediaries	8	22
Josefina Fernández	Partner and Head of Wealth Management (Chile)	17	17
Juan Elizagaray, CFA	Partner and Country Head (Argentina and Uruguay)	18	25
Juan Salerno	Partner and Chief Investment Officer (Argentina)	29	40
Julián Vásquez	Partner, Head of Legal and Compliance	8	22
Macarena Fuentealba	Chief Marketing & HR Officer	18	21
Rafael Mendoza	Partner, Head of Equities, and Portfolio Manager	8	22
Raimundo Valdés	Partner and Country Head (Chile)	5	24
Renzo Nuzzachi	Head of Intermediaries LatAm	4	18
Tomás Venezian	Partner, CIO and Co-Portfolio Manager	18	22

Years at Compass   # Years of Experience

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 12

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 13 Notes: 1 Unaudited figures. 2 Considers assets under management and advisory as of December 2023. ³ Figures converted from BRL to USD using FX rate of 4.86 as of 31/Dec/2023. 4 Figures converted from BRL to USD using FX rate of 5.00 for Q1’23, 4.92 for Q2’23, 4.87 for Q3’23 and 4.96 for Q4’23. Combined Platform is Well - Positioned for Growth and Profitability Increases Full Year 2023 Pro - Forma Unit Total AUM² US$ bn 14.1 1 37.3 51.4 Fee Related Revenue³ US$ mm 87.7 2 64.7 152.4 Pre - Tax FRE 4 US$ mm 42.2 2 13.2 55.5 FRE Margin % 48.1% 20.5% 36.4% 1 5 Transaction is expected to be immediately accretive to FRE per Share Significant potential to unlock synergies from revenue and productivity enhancement as we integrate the companies ~45% of Fee Related Revenues in Private Market Strategies

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 14 Significant Growth Opportunities Product Cross Selling Substantial distribution reach creates opportunity to leverage on product expertise from both sides, and maximize market opportunity 01 Platform Integration Synergies to be extracted from the integration of both companies, driving material value creation from revenue and productivity enhancement 02 Additional M&A Combination with Compass to open a vast pipeline of opportunities for add - on M&A deals in LatAm 03

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA 15 ¹Cash consideration in the form of VINP Class C redeemable common stock. Transaction Overview ▪ Transaction is expected to close in the third quarter of 2024 ▪ Closing is subject to regulatory approvals and other customary conditions Timing Key Transaction Terms ▪ Total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$ 31 . 3 million¹ ▪ Potential earn - out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre - determined metrics, to be paid in VINP Class A common stock until 2028 Management & Board ▪ Compass executives and senior management will keep their current roles ▪ Manuel Balbontín, partner, founder and Chairman of Compass and Jaime de la Barra, partner, founder and Vice Chairman of Compass to join Vinci’s Board of Directors ▪ Compass partners to remain fully committed to the combination, with a long - term plan aligned with the plan that is currently in place for Vinci’s executive partners, to ensure talent retention to foster the smooth combination of capabilities and execution of the growth path going forward

VINCI & COMPASS: GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA RIO DE JANEIRO 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon – 22431 - 002 SÃO PAULO 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 - 14º andar Jardim Paulistano – 01452 - 000 RIBEIRÃO PRETO 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América - 14020 - 260 RECIFE 55 81 3204 6811 Av. República do Líbano, 251 - sala 301 Torre A – Pina – 51110 - 160 NEW YORK 1 646 559 8000 780 Third Avenue, 25 th Floor 10017